UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 11-K

_____

(Mark One)

[x] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2001

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____ .

Commission file number: 1-9813

GENENTECH, INC. TAX REDUCTION INVESTMENT PLAN
(Full title of the Plan)

GENENTECH, INC.
(Name of issuer of the securities held pursuant to the Plan)

1 DNA Way, South San Francisco, California 94080-4990
(Address of principal executive offices and zip code)

Genentech, Inc. Tax Reduction Investment Plan
Index to Financial Statements

In this report, "Genentech," "we," "us" and "our" refer to Genentech, Inc. "Common Stock" refers to Genentech's Common Stock, par value $0.02 per share. All numbers related to the number of shares, price per share and per share amounts of Common Stock give effect to the two-for-one split of our Common Stock in October 2000.

Genentech, Inc. Tax Reduction Investment Plan
Statements of Net Assets Available for Benefits

	December 31,	
	2001	**2000**
ASSETS:		
Investments, at fair value	$ 302,186,320	$ 317,410,543
Receivables:		
Contribution receivable from Genentech, Inc.	11,859,499	10,127,033
Investment income receivable	-	1,090
Amounts due from broker	46,251	285,548
Total receivables	11,905,750	10,413,671
Total assets	314,092,070	327,824,214
LIABILITIES:		
Amounts due to broker	59,813	143,460
Net assets available for benefits	$ 314,032,257	$ 327,680,754

See accompanying notes.

Genentech, Inc. Tax Reduction Investment Plan
Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2001
ADDITIONS:	
Investment income (loss):	
Interest and dividends	$ 5,752,036
Realized and unrealized loss, net	(47,715,943)
Total investment loss	(41,963,907)
Contributions:	
Basic	26,563,001
Rollover	3,644,706
Employer match	11,866,585
Total contributions	42,074,292
Total additions	110,385
DEDUCTIONS:	
Benefit payments	13,746,465
Administrative expenses	12,417
Total deductions	13,758,882
Net decrease	(13,648,497)
Net assets available for benefits:	
Beginning of year	327,680,754
End of year	$ 314,032,257

See accompanying notes.

Genentech, Inc. Tax Reduction Investment Plan
Notes to Financial Statements

(1)   DESCRIPTION OF THE PLAN

General

The following description of the Genentech, Inc. Tax Reduction Investment Plan, or the Plan, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan and was established, effective January 1, 1985, by Genentech for the benefit of its eligible employees. This Plan is based on employee systematic salary reductions. The employee's salary is reduced by the amount elected to be saved on a pre-tax basis, or salary deferral contributions, and is then invested by the Plan based on the employee's investment elections. An individual employee's account is credited with earnings or losses on a pro rata basis as the actual investment funds report their earnings performance.

Individuals eligible to participate under the Plan must be employees of Genentech or employees of an affiliate of Genentech that adopts the Plan with the approval of the Board of Directors. Such employees become eligible immediately upon hire. However, the following employees or classes of employees are not eligible to participate: (i) any employee who is classified as temporary by Genentech, unless such employee has completed at least 1,000 hours of service in a 12-month period beginning on his or her hire date or any anniversary thereof; (ii) any part-time employee normally scheduled to work less than 20 hours per week, unless such employee has completed at least 1,000 hours of service in a 12-month period beginning on his or her hire date or any anniversary thereof; (iii) any employee who is a member of a collective bargaining unit and who is covered by a collective bargaining agreement where retirement benefits were the subject of good faith bargaining, unless the agreement specifically provides coverage of such employee under the Plan; (iv) any individual employed by any corporation or other business entity that is merged or liquidated into Genentech, unless Genentech designates such employees as eligible employees; (v) any employee paid from a non-U.S. payroll; or (vi) any employee classified or treated as an independent contractor, consultant, leased employee (as defined under the Internal Revenue Code of 1986, as amended (the Code)), or an employee of an employment agency or other entity, even if subsequently determined to have been a common-law employee of Genentech.

Contributions

We match a portion of employee contributions, up to a maximum of 4% of a participant's eligible compensation, or the Match. The Match is effective December 31st of each year, or the Effective Date, and contributions under the Match are fully vested at that time. The Match is funded in the first quarter of the subsequent year to all participants employed by Genentech on the Effective Date.

Salary deferral contributions, or basic contributions, are accrued and vested when deducted from employee pay; the Match is accrued and fully (100%) vested on the Effective Date; and qualified rollover contributions are recorded and vested when received by Fidelity Management Trust Company, or the Plan Trustee. All contributions are invested pursuant to participants' directions to the Plan Trustee after receipt of contributions by the Plan Trustee. Participants may change the amount of contributions (as a percentage reduction of pre-tax eligible compensation) at any time by contacting the Plan Trustee. Transfers between funds and changes in investment allocations can be made at any time, up to ten times per year, effective upon direction by the participant to the Plan Trustee.

Subject to limitations of the Code, each participant in the Plan could elect to defer up to the lower of $10,500 or 15% in 2001 and 2000 of his or her eligible compensation.

Investment Options

Each participant could direct the investment of his or her contributions to any available investment funds of the Plan (or any combination thereof). A detailed description of these investment fund options is provided in the Plan document.

Participant Accounts

Each participant's account is credited with the participant's contribution, the Match and Plan earnings. All amounts contributed to the Plan are deposited in a trust account with the Plan Trustee. The Plan Trustee has blanket bond insurance covering the full market value of the securities and investments of which it has custody. Generally, the Plan Trustee's fees and expenses are paid by the Plan Sponsor and are not charged to the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participant Loans

Loans are made to Plan participants at fixed interest rates (presently 2% above the then-current bank prime interest rate), subject to certain restrictions, principally related to a participant's account balance, permissible loan amount, and repayment through payroll withholding. Loans are repaid through monthly payroll deductions over three or five years, or fifteen years if the purpose of the loan is to purchase a participant's principal residence.

Conditions of Withdrawal

Distributions under the Plan are made upon a participant's death, disability, retirement or other termination of employment with us, attainment of age 70-1/2 (applicable only to participants who own 5% or more of the Company's stock), or authorized exercise of his or her withdrawal rights under the Plan. Upon termination, a participant must consent to a distribution unless the balance credited to his or her account under the Plan does not exceed and has not exceeded $5,000. Distributions are made upon receipt of the participant's or beneficiary's election directing the method of distribution.

Anytime prior to termination of employment with us, the Plan administrative committee may grant a participant's request for a withdrawal from the participant's account if the Plan administrative committee makes a determination that such withdrawal is necessary in light of the immediate and heavy financial needs of the participant and is in accordance with the requirements of the Code and regulations promulgated thereunder. In addition, a Plan participant may withdraw up to the entire balance of his or her Plan account if over age 59-1/2 at the time of withdrawal.

Plan Termination

Our Board of Directors has the right under the Plan to alter, amend or terminate the Plan, or any part thereof, in such a manner as it may determine. If the Plan is terminated, the interests of all Plan members would remain fully (100%) vested and nonforfeitable. The balances credited to their accounts would remain with the Plan Trustee until they become distributable in accordance with the Plan.

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment Valuation and Income Recognition

Investments are stated at fair market value at year end. Investments in mutual funds are valued at the last quoted price on the last business day of the year, which for the mutual funds represents the net asset values of shares held by the Plan at year end. Money market funds are valued on the basis of historical cost plus accrued interest that approximates fair value. Participant loans are valued at their outstanding balance, which approximates fair value. Genentech Common Stock is valued at the quoted market price on the last day of the plan year.

All security transactions are recorded on the trade date. Gains and losses on the disposals of investments are determined based on the average cost of all securities. Dividend income is recorded on the effective date of a declared dividend. Income from other investments is recorded as earned on an accrual basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(3)   INVESTMENTS

The Plan Trustee holds the Plan's investments and executes all investment transactions. During 2001, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	Net Realized and Unrealized Depreciation in Fair Value of Investments
Common stock	$ (5,533,603)
Mutual funds	(42,182,340)
	$ (47,715,943)

The fair value of individual investments that represent 5% or more of the Plan's net assets is as follows:

	December 31,	
	2001	**2000**
Janus Worldwide Fund	$ 17,528,991	$ 20,505,009
Genentech Common Stock	19,997,255	16,598,127
Fidelity Magellan Fund	61,893,279	68,732,912
Fidelity Growth Company Fund	50,938,626	66,659,833
Fidelity Growth & Income Portfolio	45,745,883	49,667,493
Fidelity Balanced Fund	15,812,989	16,484,757
Fidelity Retirement Money Market Portfolio	30,201,955	27,430,817
Fidelity Spartan U.S. Equity Index Portfolio	21,460,423	21,833,668

(4)   INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated September 25, 1995, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

(5)   RELATED PARTY TRANSACTIONS

Transactions in shares of Genentech Common Stock qualify as party-in-interest transactions under the provisions of ERISA. During 2001, the Plan made purchases of approximately $10.0 million and sales of approximately $6.6 million of Genentech Common Stock.

(6)   RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2001 and 2000:

	December 31,	
	2001	**2000**
Net assets available for benefits per the financial statements	$ 314,032,257	$ 327,680,754
Less: Amounts allocated to withdrawn participants	-	36,676
Net assets available for benefits per the Form 5500	$ 314,032,257	$ 327,644,078

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2001:

Benefit payments per the financial statements	$ 13,746,465
Less: Amounts allocated to withdrawn participants as of December 31, 2000	36,676
Benefit payments per the Form 5500	$ 13,709,789

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Participants and Plan Administrative Committee of the
Genentech, Inc. Tax Reduction Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Genentech, Inc. Tax Reduction Investment Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

Palo Alto, California
May 31, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Genentech, Inc. Tax Reduction Investment Plan
by Genentech, Inc., Plan Administrator

Date: June 10, 2002   /s/ LOUIS J. LAVIGNE, JR.
                                                      Louis J. Lavigne, Jr.
                                                      Executive Vice President and
                                                      Chief Financial Officer
                                                      and Plan Administrative Committee
                                                      Member for Genentech, Inc.
                                                      Tax Reduction Investment Plan

Date: June 10, 2002   /s/ R. GUY KRAINES
                                                      R. Guy Kraines
                                                      Vice President, Corporate Information
                                                      Technology and
                                                      Plan Administrative Committee
                                                      Member for Genentech, Inc.
                                                      Tax Reduction Investment Plan

Genentech, Inc. Tax Reduction Investment Plan
EIN: 94-2347624, Plan #001
Schedule H, Line 4i - Schedule of Assets (Held At End of Year)
December 31, 2001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(2)	(e) Current Value
	MUTUAL FUNDS:			
*	Fidelity Magellan Fund	593,871 shares	$	61,893,279
*	Fidelity Growth Company Fund	957,133 shares		50,938,626
*	Fidelity Growth & Income Portfolio	1,223,806 shares		45,745,883
*	Fidelity Intermediate Bond Fund	227,287 shares		2,345,598
*	Fidelity Overseas Fund	114,825 shares		3,148,514
*	Fidelity Balanced Fund	1,061,274 shares		15,812,989
*	Fidelity Asset Manager Fund	65,535 shares		1,015,798
*	Fidelity Asset Manager: Growth Fund	135,705 shares		1,946,006
*	Fidelity Asset Manager: Income Fund	31,133 shares		352,731
*	Fidelity Spartan U.S. Equity Index Portfolio	528,062 shares		21,460,423
	PIMCO Total Return Fund	751,664 shares		7,862,404
	MSIFT High Yield Portfolio	193,635 shares		1,086,294
	Neuberger & Berman Genesis Trust	200,469 shares		5,835,656
	RS Emerging Growth Fund	66,008 shares		2,112,903
	INVESCO Total Return Fund	295,108 shares		7,380,656
	Janus Worldwide Fund	399,840 shares		17,528,991
	Domini Social Equity Fund	17,312 shares		473,835
	MONEY MARKET FUNDS:			
*	Fidelity Retirement Money Market Portfolio	30,201,955 shares		30,201,955
*	Interest bearing cash	268,607 shares		268,607
	COMMON STOCK:			
*	Genentech Common Stock Fund	368,613 shares		19,997,255
*	Participant Loans	(1)		4,777,917
	Total Investments		$	302,186,320

(1) Maturing at various dates through 2016 at interest rates ranging from 6.75% to 11.50%.

(2) Cost information is not provided as all investments are participant directed.

 * Indicates party-in-interest to the Plan.

Genentech, Inc. Tax Reduction Investment Plan
Index of Exhibits Filed with Form 11-K
For the Year Ended December 31, 2001

Exhibit Number	Description	Sequential Page Numbers
23	Consent of Ernst & Young LLP, Independent Auditors, filed with this document	23

EXHIBIT 23

CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-94749) pertaining to the Genentech, Inc. Tax Reduction Investment Plan of our report dated May 31, 2002, with respect to the financial statements and supplemental schedule of the Genentech, Inc. Tax Reduction Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Ernst & Young LLP

Palo Alto, California
June 10, 2002